Exhibit 99.1

Borr Drilling Limited - Completes Offering of Convertible Senior Notes due 2033

Hamilton, Bermuda, April 17, 2026 – Borr Drilling Limited (NYSE and Euronext Growth Oslo: BORR) (“Borr Drilling” or the “Company”) today announced that is has completed its previously announced offering of convertible senior notes due 2033 (the “Notes”). The Company sold $300 million aggregate principal amount of the Notes, including $40 million aggregate principal amount of the Notes sold pursuant to the initial purchasers’ exercise in full of their option to purchase additional Notes to cover over-allotments in connection with the offering.

The Notes are senior, unsecured obligations of the Company and mature on May 1, 2033. They bear interest at a rate of 3.50% per annum, which is payable semi-annually, beginning on November 1, 2026. The Notes are convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The conversion rate for the Notes will initially equal 125.0000 common shares per $1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately $8.00 per common share. Such initial conversion price represents a conversion premium of over 40% with reference to the closing price of the Company’s common shares of $5.70 on the New York Stock Exchange on April 14, 2026. The conversion rate is subject to adjustment upon the occurrence of certain events.

The Company intends to use the proceeds from the sale of the Notes to repurchase its existing convertible bonds due 2028 (the “2028 Convertible Bonds”) and for general corporate purposes.

In connection with the offering, the Company has agreed with certain holders of the 2028 Convertible Bonds to repurchase $195.2 million aggregate principal amount of the 2028 Convertible Bonds.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Growth Oslo since December 19, 2025 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Forward-Looking Statements
This press release and related discussions include forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “ensure”, “likely”, “aim”, “plan”, “guidance” and similar expressions and include statements regarding the offering of convertible notes, and intended use of proceeds including the repurchase of 2028 Convertible Bonds and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors that could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to the offering of convertible notes and the use of proceeds, and other risks and uncertainties, including those described in our most recent annual report on Form 20-F for the year ended December 31, 2025 and our other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The securities referred to herein have not been and will not be registered under the Securities Act of 1933 or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the Securities Act of 1933, or an exemption from the registration requirements of that act is available.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208